                                     Exhibit 11


     Statement Re Computation of Per Share Earnings
     ----------------------------------------------

     Earnings per share of $.70 for the second quarter of 1996 were computed by dividing net income of $24,115,117 by the weighted average number of shares of common stock outstanding during the quarter of 34,461,832.